UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-3381

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pep Boys Savings Plan— Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pep Boys — Manny, Moe & Jack

3111 W. Allegheny Avenue
Philadelphia,  PA 19132

Registrant’s telephone number, including area code (215) 430-9000

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

Bernard K. McElroy
Vice President — Finance & Treasurer
The Pep Boys — Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

THE PEP BOYS SAVINGS PLAN — Puerto Rico

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrative Committee of

The Pep Boys Savings Plan — Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan — Puerto Rico (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan — Puerto Rico as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PARENTEBEARD, LLC
Philadelphia, Pennsylvania
June 25, 2010

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

(dollar amounts in thousands)

	2009	2008
ASSETS
Investments at fair value	$2,922	$2,093

Contributions receivable:
Participant	9	5
Employer	88	2
Total contributions receivable	97	7

Total assets	3,019	2,100

LIABILITIES
Refundable contributions and earnings	—	50
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,019	2,050

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22)	(13)

NET ASSETS AVAILABLE FOR BENEFITS	$2,997	$2,037

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2009 AND 2008

(dollar amounts in thousands)

	2009	2008
Investment income (loss):
Dividends and interest	$17	$45
Net appreciation (depreciation) of investments	723	(865)
Interest on loans	27	32
Total investment income (loss)	767	(788)

Contributions:
Participants	266	317
Employer	111	139
Total contributions	377	456

Total additions (reductions)	1,144	(332)

Deductions:
Benefits paid to participants	(180)	(110)
Refundable contributions and earnings	—	(50)
Administrative expense	(4)	(2)
Total deductions	(184)	(162)

NET INCREASE (DECREASE)	960	(494)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,037	2,531
End of year	$2,997	$2,037

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The information in these notes regarding The Pep Boys Savings Plan — Puerto Rico (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General

The Plan was established April 1, 1995. The Plan provides a vehicle for participating employees of Pep Boys — Manny, Moe & Jack of Puerto Rico, Inc. (the “Company”) to increase savings. The Plan is a defined contribution plan structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation and Eligibility

All employees of the Company who have attained the age of 21, are a bona fide resident of Puerto Rico and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee’s anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

Contributions

Each year, participants may contribute up to 10% of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may at any time elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan. Participants do not have to satisfy the eligibility requirements to make a rollover.

The Company contributes the lesser of 50% of the first 6% of the participant’s pre-tax contributions or 3% of the participant’s compensation. For fiscal 2009, the Company’s contributions were conditional upon the achievement of certain pre-established Company financial performance goals. On January 30, 2010 the Company achieved the pre-established financial goal for the 2009 fiscal year and declared a contribution of $88,000 to the Plan for participants who met the eligibility and participation requirements as of December 31, 2009.The Company’s matching contributions are invested in the same fund(s) and in the same proportion chosen by the participants for their contributions.

Participant contributions to the Plan, up to maximums of $9,000 and $8,000 during 2009 and 2008 respectively, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company’s contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s and company’s contribution and an allocation of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Payment of Benefits

Lump sum distributions from the Plan equal to the value of the participants’ vested interest may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and withdrawals are processed on a daily basis.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in the Company’s contributions for a particular year if the participant is actively employed on the last business day of the Plan year (which ends December 31) or if the participant’s employment is terminated due to death, disability or retirement prior to December 31.

Forfeited Accounts

Forfeitures of non-vested employer contributions are used to reduce future company contributions. At December 31, 2009 and 2008, forfeited non-vested accounts totaled approximately $4,000 and $3,000, respectively. Forfeited amounts of approximately $1,000 and $0 were used to reduce company contributions in 2009 and 2008, respectively.

Participant Loans

Loans are made available to all Plan participants whose account value is $1,000 or more. Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Interest rates at December 31, 2009, range from 4.25% to 9.25%. Participants may have up to two loans outstanding at any one time and can prepay loans in full at any time. Principal and interest is paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Application of Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 is effective for financial statements issued after September 15, 2009. SFAS 168 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities.

In January 2010, the FASB issued Accounting Standards Update 2010-06 “Fair Value Measurements—Improving Disclosures on Fair Value Measurements” (ASU 2010-06). This guidance requires new disclosures surrounding transfers in and out of level 1 or 2 in the fair value hierarchy and also requires that in the reconciliation of level 3 inputs, the entity should report separately information on purchases, sales, issuances or settlements. The increased disclosures should be reported for each class of assets or liabilities. ASU 2010-06 also clarifies existing disclosures for the level of disaggregation, disclosures about valuation techniques and inputs used to determine level 2 or 3 fair value measurements and includes conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets ASC 715. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances or settlements in the roll forward activity for level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 for requirements that are effective December 15, 2009 did not have a material affect on the Plan’s financial statements. The Plan is evaluating the impact on its financial statements for those requirements of ASU 2010-06 which are effective for interim and annual reporting periods beginning after December 15, 2010.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for investment options in mutual funds, common/collective trusts and common stock of The Pep Boys — Manny, Moe & Jack. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 7 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned and are not separately reflected. Therefore, management fees and operating expenses are reflected as a reduction of investment return on such investments.

Reclassifications

Certain prior year amounts were reclassified to conform with current year presentation.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
(dollar amounts in thousands)	2009	2008
RVST Stable Capital Fund II	$752	$625
RVST Equity Index Fund II	273	217
The Pep Boys Stock Fund	847	419
Fidelity Freedom 2010 Fund	174	128
Loans to participants	432	451

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(dollar amounts in thousands)	2009	2008
The Pep Boys Stock Fund and Unitized Account	$534	$(567)
Mutual Funds	111	(191)
Common/Collective Trust	78	(107)
	$723	$(865)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed by Wells Fargo & Co. (formerly Wachovia Bank N.A.) (“Wells Fargo”). Wells Fargo serves as the custodian and recordkeeper of the Plan, and therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions.  Additionally, loans to participants qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules of ERISA.

The Plan offers participants Pep Boys common stock as an investment option. These transactions qualify as party-in-interest transactions, exempt from prohibited transaction rules of ERISA. The Plan held 98,159 and 99,696 shares of Pep Boys common stock with a current value of $830,000 and $412,000 as of December 31, 2009 and 2008, respectively.

The Company pays all costs associated with administering the Plan, except loan administration fees and certain investment-related fees.

Certain administrative functions of the Plan are performed by members of the Administrative Committee who are employees of the Company.  No such employee receives compensation from the Plan.

6. TAX STATUS

The Puerto Rico Department of Treasury has determined and informed the Company by a letter dated December 22, 1998 that the Plan is designed in accordance with the applicable sections of Section 401(a) of the Puerto Rico Internal Revenue of 1994 (the “Code”). Accordingly, the Plan’s related trust is exempt from federal taxation under Section 1165(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. FAIR VALUE MEASUREMENTS

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables provides information by level for assets that are measured at fair value at December 31, 2009 and December 31, 2008:

	Fair Value at December 31,	Fair Value Measurements Using Inputs Considered as
(dollar amounts in thousands)	2009	Level 1	Level 2	Level 3
Investments
Mutual funds	$548	$548
Common collective trusts	1,025		$1,025
The Pep Boys Stock Fund and Unitized Account	917		917
Participant loans	432			$432
Total	$2,922	$548	$1,942	$432

	Fair Value at December 31,	Fair Value Measurements Using Inputs Considered as
(dollar amounts in thousands)	2008	Level 1	Level 2	Level 3
Investments
Mutual funds	$360	$360
Common collective trusts	842		$842
The Pep Boys Stock Fund and Unitized Account	440		440
Participant loans	451			$451
Total	$2,093	$360	$1,282	$451

Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers. The following is a description of the valuation methodologies used for the Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds are valued using a market approach based on quoted market prices. These investments are classified within Level 1 of the fair value hierarchy.

Common collective trusts are valued based upon the unit values of such collective trust funds held by the Plan at year end.  Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.

The Pep Boys Stock Fund and Unitized Account are valued based upon the fair value of their underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.

Participant loans are recorded at cost plus accrued interest which approximates fair value. Since participant loans are not traded on a market, and accordingly lack observable inputs, the Plan uses discounted cash flow techniques as its valuation methodology to determine fair value.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the change in fair value for participant loans:

(dollar amounts in thousands)
Balance, at December 31, 2008	$451
New loans, net of collections and distributions	(19)
Balance, at December 31, 2009	$432

(dollar amounts in thousands)
Balance, at December 31, 2007	$440
New loans, net of collections and distributions	11
Balance, at December 31, 2008	$451

8. RECONCILIATION TO THE FORM 5500

Certain items in the Plan’s financial statements are treated differently for tax purposes and reporting under the Plan’s Annual Return/Report of Employee Benefit Plan (“Form 5500”). The following are those differences:

(dollar amounts in thousands)	Form 5500	Statement of Net Assets Available for Benefits	Difference
At December 31, 2008
Liabilities	$—	$50	$50	(a)
Net Assets	$2,086	$2,037	$(49	)(a)

(a) refundable contributions

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

FORM 5500, SCHEDULE H, PART IV

LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN # 51-0363784, Plan #001

DECEMBER 31, 2009

Identity of Issue		Description	Current Value
*	RVST Stable Capital Fund II	Common / Collective Trust	$751,843
*	RVST Equity Index Fund II	Common / Collective Trust	273,205
*	The Pep Boys Stock Fund	Stock Fund	847,413
	PIMCO Total Return Fund (Institutional Shares)	Unitized Account	69,562
	Fidelity Freedom 2010 Fund	Mutual Fund	174,179
	Fidelity Freedom 2020 Fund	Mutual Fund	84,053
	Fidelity Freedom 2030 Fund	Mutual Fund	91,783
	Fidelity Freedom 2040 Fund	Mutual Fund	43,912
*	RVST Small Company Index Fund (Class Y)	Mutual Fund	97,986
	Templeton Foreign Fund (Class R4)	Mutual Fund	56,568
*	Loans to participants	Interest rates of 4.25% to 9.25%, maturing from 2010-2026	431,925
			$2,922,429

Participant directed investments; cost not required to be reported.

*                 Indicates party-in-interest to the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO

DATE: June 25, 2010	BY:	/s/ BERNARD K. MCELROY
Bernard K. McElroy
Chairman—Administrative Committee

EXHIBITS INDEX

(23.1)**          Consent of Independent Registered Public Accounting Firm

**          Filed herewith